UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #865492

As at February 25, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia Street
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: February 25, 2009

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

  BURNSTONE GOLD PROJECT:
EXECUTION OF MINING RIGHT AND ENVIRONMENTAL MANAGEMENT PROGRAM

February 25, 2009, Vancouver, BC - Great Basin Gold Ltd, ("Great Basin Gold" or the "Company"), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces the execution of its mining right, and the approval of its environmental management program by the Department of Minerals and Energy ("DME") for the Burnstone Gold Project in South Africa.

A mining right to allow the Company's wholly owned subsidiary, Southgold Exploration (Pty) Ltd ("Southgold"), to mine gold, silver and aggregate in the Burnstone mine area was initially granted on October 28, 2008.

This mining right was notarially executed in the name of Southgold on February 17, 2009 by the DME Regional Manager: Mpumalanga. The mining right is valid for an initial period of 18 years from date of execution and gives Southgold the right to mine for gold and silver in the mining area known as Area 1. The Company will apply for an extension of the licensing period, and will do so in terms of section 24 of the Mineral and Petroleum Resources Development Act, 2002 ("MPRDA"), which makes provision for the renewal of the mining license for periods not exceeding 30 years at a time.

Simultaneously with the execution of the mining right, the environmental management program for Area 1 of the Burnstone Mine was approved by the DME. In terms of section 23 (5) of the MPRDA, a mining right comes into effect on the day the environmental management program is approved.

The mandatory legislative Environmental Impact Assessment ("EIA") for Area 2 has commenced. It is envisaged that the EIA will be completed by September 2009, after which the DME will be approached for approval to access this mining region by way of a twin decline shaft. Currently approximately 7.5 million tonnes in Area 2 is in the mine plan, which will initially extract approximately 50,000 tons of ore per month. Although Area 2 would be accessed by a dedicated twin decline shaft, mining operations would share the surface infrastructure currently established for Area 1, with the exclusion of ventilation shafts. To date, 80 surface boreholes have been drilled on Area 2. In addition to exploration drilling in Area 4, a further phase of surface drilling is planned to begin during the second half of 2009 in Area 2, to evaluate the area of the decline in more detail as well as confirm extensions of the Kimberley Reef.

Ferdi Dippenaar, President and CEO, commented: "This is another important milestone in the history of Great Basin Gold, as it clears the way for commercial mining at the Burnstone project. We wish to extend our appreciation to the DME for all the guidance and assistance over the past year which resulted in the Company obtaining the mining right and thereby initiating the start up one of the few new gold mines in South Africa in the past 30 years. We look forward to delivering a commercial mining operation by June 2010."

Johan Oelofse, PrEng, FSAIMM, Chief Operating Officer for the Company and a qualified person, has reviewed this news release on behalf of Great Basin Gold.

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa                            +27 (0)11 301 1800
Michael Curlook in North America                           +1 888 633 9332
Barbara Cano at Breakstone Group in the USA       +1 646 452-2334

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, bank loan arrangements, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for precious metals, credit availability, development and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its Canadian jurisdiction filings that are available at www.sedar.com.